Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264145

ARES STRATEGIC INCOME FUND
SUPPLEMENT NO. 19 DATED MARCH 21, 2024
TO THE PROSPECTUS DATED MAY 25, 2023

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund, dated May 25, 2023 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to include the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2024 (the “Form 8-K”). The Form 8-K is attached to this Supplement as Appendix A.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________________________________________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported) March 20, 2024

ARES STRATEGIC INCOME FUND
(Exact Name of Registrant as Specified in Charter)

Delaware	814-01512	88-6432468
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor, New York, NY	10167
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (212) 750-7300

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02 Unregistered Sale of Equity Securities.

During March 2024, Ares Strategic Income Fund (the “Fund”) sold Class I common shares of beneficial interest. The number of shares to be issued was finalized on March 20, 2024. The purchase price per Class I common share equaled the Fund’s net asset value (“NAV”) per Class I common share as of February 29, 2024. The offer and sale of the Class I common shares was exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and/or Regulation S promulgated thereunder. The following table details the Class I common shares sold:

Date of Unregistered Sales (dollar amount in millions)	Amount of Class I Common Shares	Total Consideration
During March 2024 (number of shares finalized on March 20, 2024)	995,045	$27.1

Item 8.01  Other Events.

Net Asset Value

The NAV per share of each class of the Fund as of February 29, 2024, as determined in accordance with the valuation policies and procedures of Ares Capital Management LLC, the Fund’s investment adviser, was as follows:

NAV as of February 29, 2024
Class I	$27.19
Class S	$27.19
Class D	$27.19

As of February 29, 2024, the Fund’s aggregate NAV was approximately $2.1 billion, the fair value of its portfolio investments was approximately $3.2 billion, and it had approximately $895 million of debt outstanding. The Fund’s debt-to-equity leverage ratio as of February 29, 2024 was 0.42x.

March 2024 Distributions

As previously disclosed, on January 23, 2024, the Fund announced the declaration of regular monthly distributions for each class of the Fund’s common shares of beneficial interest, including Class I shares, Class S shares and Class D shares (the “Common Shares”) in the amounts per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I	$0.21430	$0.00000	$0.21430
Class S	$0.21430	$0.01958	$0.19472
Class D	$0.21430	$0.00576	$0.20854

The distributions for each class of Common Shares are payable to shareholders of record as of the open of business on March 29, 2024 and will be paid on or about April 24, 2024.

The March 2024 distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan.

April, May and June 2024 Distributions

As previously disclosed, on March 14, 2024, the Fund announced the declaration of regular monthly gross distributions for April, May and June 2024, in each case for each class of the Fund’s Common Shares in the amounts per share set forth below:

		Gross Distribution Per Share
Record Date	Payment Date(1)	Class I	Class S	Class D
April 30, 2024	May 23, 2024	$0.21430	$0.21430	$0.21430
May 31, 2024	June 25, 2024	$0.21430	$0.21430	$0.21430
June 28, 2024	July 24, 2024	$0.21430	$0.21430	$0.21430
_______________________________________________________________________________

(1)The distributions for each class of the Fund’s Common Shares will be paid on or about the payment dates above.

These distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan. The net distributions received by shareholders of each of the Class S and Class D shares will be equal to the gross distribution in the table above, less specific shareholder servicing and/or distribution fees applicable to such class of the Fund’s Common Shares as of their respective record dates. Class I shares have no shareholder servicing and/or distribution fees.

Portfolio and Business Commentary

As of February 29, 2024, the Fund had investments in 297 portfolio companies with total fair value of approximately $3.2 billion. As of February 29, 2024, based on fair value, the Fund’s portfolio investments consisted of 92% in first lien senior secured loans, 2% in second lien senior secured loans, 2% in collateralized loan obligations, 2% in senior subordinated loans, 1% in preferred equity and 1% in other equity. As of February 29, 2024, 98% of the debt investments at fair value in the Fund’s portfolio were floating rate. As of February 29, 2024, the ten largest industries in which the Fund was invested, represented as a percentage of fair value, were as follows:

As of February 29, 2024
Industry
Software and Services	20.4%
Health Care Services	11.9%
Capital Goods	10.1%
Consumer Services	9.7%
Financial Services	8.1%
Insurance Services	6.7%
Media and Entertainment	4.9%
Commercial and Professional Services	4.7%
Pharmaceuticals, Biotechnology and Life Sciences	3.2%
Automobiles and Components	3.0%

Status of Offering

The Fund is currently publicly offering on a continuous basis up to $7.5 billion of its Common Shares, pursuant to an offering (the “Offering”). Additionally, the Fund has sold unregistered shares as part of private offerings (the “Private Placements”). The following table lists the Common Shares issued and total consideration for both the Offering and the Private Placements as of the date of this filing. The table below does not include Common Shares issued through the Fund’s distribution reinvestment plan. The Fund intends to continue selling Common Shares in the Offering on a monthly basis.

(dollar amounts in millions)	Common Shares Issued	Total Consideration
Offering:
Class I	27,584,464	$747.5
Class S	16,291,369	$441.1
Class D	2,519,265	$68.2
Private Placements
Class I	39,473,787	$1,038.9
Class S	—	—
Class D	—	—
Total*	85,868,884	$2,295.7

*Amounts may not sum due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARES STRATEGIC INCOME FUND

Date: March 21, 2024

	By:	/s/ SCOTT C. LEM
	Name:	Scott C. Lem
	Title:	Chief Financial Officer

Please retain this Supplement with your Prospectus.